SENSATA TECHNOLOGIES HOLDING N.V.

Kolthofsingel 8, 7602 EM Almelo

The Netherlands

March 8, 2010

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

	Re:	Sensata Technologies Holding N.V. (the “Company”)
Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-163335, as amended to the date hereof (the “Registration Statement”), to 3:00 p.m., Eastern time, on Wednesday, March 10, 2010, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SENSATA TECHNOLOGIES HOLDING N.V.

By:	/s/ Jeffrey Cote
Name:	Jeffrey Cote
Title:	Chief Financial Officer

cc:	Dennis M. Myers, P.C.

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